August 16, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dave Edgar and Kathleen Collins
Re: Comment Letter dated August 5, 2024 regarding Consensus Cloud Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023 Form 8-K furnished May 8, 2024
File No. 001-40750
Ladies and Gentlemen:
Consensus Cloud Solutions, Inc. (collectively with its subsidiaries, “we,” “our,” the “Company” or “Consensus”) is sending this letter in response to the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 5, 2024. We have reproduced each of your comments below, with our response following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Key Performance Metrics, page 39
1.We note from your disclosures in footnote (4) monthly churn is defined as paying customer accounts that cancelled services during the period divided by the average number of customers over the period. Please tell us how you determine the "average number of customers over the period," and explain why you do not divide lost customers by the number of customer at the beginning of the month in calculating monthly churn.
The “average number of customers over the period” is determined by averaging the number of customers at the beginning of the applicable period and number of customers at the end of the applicable period. The number of lost customers over that same period is then divided by the average number of customers over the same period.
We have contracts both initiated and terminated (“lost”) on a daily basis. As such, we do not divide the lost customers by the number of customers at the beginning of the month because, for our business, we believe that average customers over the period represents a more accurate method of calculation to determine churn.

August 16, 2024

In future filings, we will include a sentence disclosing how we determine average customers over the period in the relevant footnote to our Key Performance Metrics table.
Notes to Consolidated Financial Statements Note 3. Revenues, page 65
2.Please tell us the amount of revenue derived from usage-based arrangements for each period presented and what consideration you have given to disclosing how revenue is recognized for such arrangements. We refer you to comment 23 in your July 23, 2021 response letter. Refer to ASC 606-10-50-18(a).
The Company’s revenues substantially consist of revenue from contracts with customers for cloud-based services. These contracts generally include a single performance obligation to stand ready to process customer transactions, and the transaction price includes both recurring subscription and usage-based fees. The total transaction price allocated to the cloud-based services is recognized over time in the period earned, which is generally monthly. For certain contracts, the Company recognizes revenue in proportion to the amount it has the right to invoice for the cloud-based services performed, which corresponds with the utilization of the services by the customer. Separation of the variable usage fees from the base subscription is not a meaningful standalone metric as it does not present a different attribution pattern. Revenue from other products and services is not material. In future filings, we will revise the introduction to note 3. Revenues, as follows:
The Company earns revenue from contracts with customers, primarily through the provision of cloud-based communication and digital signature solutions that allow customers to access the Company’s software without taking possession. The contracts include both recurring subscription and usage-based fees, and the total transaction price is allocated to performance obligations in each contract as appropriate. Revenue for cloud-based services is recognized over time in the period earned. Fees collected in advance are deferred and recognized in revenue when the related performance obligations are satisfied.

Form 8-K furnished May 8, 2024 Exhibit 99.1, page 1
3.You discuss the non-GAAP measures EBITDA margin free cash flow and net debt-to-EBITDA ratio in the opening paragraph without providing a discussion of the most directly comparable GAAP measures. You also discuss adjusted EBITDA margin in the highlights section without discussing the comparable GAAP measure of net income margin. Please revise to discuss the most directly comparable GAAP measures with equal or greater prominence. In addition, clarify whether the reference to "EBITDA" in the opening remarks is to adjusted EBITDA. Lastly, describe how you calculate your net debt-to-EBITDA

August 16, 2024

ratio. Refer to Item 10(e)(1)(i) (A) of Regulation S-K and Question 102.10(a) of the non-GAAP C&DIs.
We respectfully acknowledge the Staff’s comment and confirm that, in future filings, we will (and did in the Form 8-K announcing our second quarter results filed on August 8, 2024) present the most directly comparable GAAP metric with equal or greater prominence to any non-GAAP financial metric, including Adjusted EBITDA, consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures." We will (and did in the Form 8-K announcing our second quarter results) clarify that all references to EBITDA are to adjusted EBITDA. We will also describe how we calculate our net debt-to- adjusted EBITDA ratio, to the extent that such measure is used in future filings.
Reconciliation of GAAP to Adjusted Non-GAAP Financial Measures, page 8
4.We note that Adjusted non-GAAP net income contains adjustments presented on an after- tax basis. Please revise to present such adjustments on a pre-tax basis and include a separate line-item in the reconciliation for the income tax impact on such adjustments. Refer to Question 102.11 of the non-GAAP C&DIs.
We respectfully acknowledge the Staff’s comment and confirm that, in future filings we will (and did in the Form 8-K announcing our second quarter results filed on August 8, 2024) revise the presentation of adjustments to adjusted non-GAAP net income to present them on a pre-tax basis, with a separate line item in the reconciliation for the income tax impact on such adjustments.

Please do not hesitate to call the undersigned at (323) 860-9200 if you have any further questions.

Sincerely,

/s/ James Malone

James Malone, Chief Financial Officer
Consensus Cloud Solutions, Inc.

Cc: Vithya Aubee, General Counsel, Consensus Cloud Solutions, Inc.
Stewart McDowell, Gibson, Dunn & Crutcher LLP